Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

12 July 2006

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

Claire Giraut
Executive Vice President,
Chief Financial Officer

7/21

RECEIVED

2006 JUL 21 P 2:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Medicis and Ipsen decide to focus partnership for Reloxin® exclusively on United States, Canada and Japan

Ipsen's botulinum toxin recently approved for aesthetic use in Germany

Paris (France) and Scottsdale (Arizona, USA), 12 July 2006 - Ipsen (Euronext: IPN) and Medicis (NYSE: MRX) today announced that they will not pursue an agreement for the commercialization of Ipsen's botulinum toxin product, Reloxin®, outside of the United States, Canada and Japan.

In Europe especially, in contrast to the United States, toxin prices have been constrained by official pricing and reimbursement policies and against this background Medicis could not structure a European distribution network on mutually acceptable economic terms.

On March 20, 2006 Ipsen and Medicis announced the completion of an agreement whereby Ipsen granted Medicis the rights to develop, distribute and commercialize Ipsen's botulinum toxin product in the United States, Canada and Japan for aesthetic use by physicians. The product is commonly referred to as Reloxin® in the United States' aesthetic market and Dysport® for medical and aesthetic markets outside the U.S. The product is currently undergoing phase III clinical trials in the treatment of glabellar lines in the U.S. with an objective of filing with the FDA in 2007.

Under the terms of this agreement, Medicis has already paid to Ipsen an upfront payment of $90.1 million and is committed to pay the following additional milestones:

- $26.5 million upon successful completion of various clinical and regulatory milestones;
- $75.0 million upon the product's approval by the U.S. Food and Drug Administration;
- and $2.0 million upon regulatory approval of the product in Japan.

Also, under the terms of this agreement, as a result of the discontinuance of negotiations for other territories, Medicis will now pay to Ipsen an additional $35.0 million.

Ipsen's botulinum toxin Type A is approved for aesthetic indications in 18 countries. On June 28, 2006, Ipsen received the marketing authorization of its botulinum toxin product for aesthetic use in Germany, the first country in Western Europe. Launch by Ipsen is scheduled for July 2006. The product is also currently under review for use in aesthetic medicine indications by the regulatory authorities in France. Ipsen then, intends seeking approvals in the rest of European Union.

Ipsen has decided to focus its strategy on its high growth specialist care areas, oncology, endocrinology and neuromuscular disorders, and will therefore seek to strike further optimal partnership arrangements for the distribution of its botulinum toxin product for aesthetic use outside of the United States, Canada and Japan.

MEDICIS®

IPSEN Innovation for patient care

About Ipsen's botulinum toxin Type A

Ipsen's botulinum toxin Type A, developed in the field of aesthetic medicine in the U.S., Canada and Japan under the trademark Reloxin®, is approved for aesthetic indications in 18 countries: Argentina, Australia, Belarus, Brazil, Columbia, Germany, Honduras, Israël, Kazakhstan, Mexico, Moldova, New Zealand, Philippines, Slovak Republic, Ukraine, Uruguay, Vietnam, and Russia (in Russia, it is the first botulinum toxin Type A approved in this field). Ipsen is also pursuing regulatory approval for medical indications for the product in certain additional key international markets.

Dysport®, Ipsen's botulinum toxin Type A, acts to block acetylcholine release, reduces muscular spasm, which was initially developed for the treatment of motor disorders and various forms of muscular spasticity, including cervical dystonia (a chronic condition in which the neck is twisted or deviated), spasticity of the lower limbs (heel) in children with cerebral palsy, blepharospasm (involuntary eye closure) and hemifacial spasm. It was later developed for the treatment of a wide variety of neuromuscular disorders. Dysport® was originally launched in the United Kingdom in 1991. Dysport® has marketing authorisations in over 70 countries.

About Medicis

Medicis is the leading independent specialty pharmaceutical company in the United States focusing primarily on the treatment of dermatological and podiatric conditions and aesthetics medicine. The Company is dedicated to helping patients attain a healthy and youthful appearance and self-image. Medicis has leading branded prescription products in a number of therapeutic categories, including acne, eczema, fungal infections, psoriasis, rosacea, seborrheic dermatitis and skin and skin-structure infections. The Company's products have earned wide acceptance by both physicians and patients due to their clinical effectiveness, high quality and cosmetic elegance.

The Company's products include the prescription brands RESTYLANE®, DYNACIN® (minocycline HCl), LOPROX® (ciclopirox), OMNICEF® (cefdinir), PLEXION® (sodium sulfacetamide/sulfur), SOLODYN™ (minocycline HCl, USP) Extended Release Tablets, TRIAZ® (benzoyl peroxide), LIDEX® (fluocinonide) Cream, 0.05%, VANOS™ (fluocinonide) Cream, 0.1%, and SYNALAR® (fluocinolone acetonide), BUPHENYL® (sodium phenylbutyrate) and AMMONUL® (sodium phenylacetate/sodium benzoate), prescription products indicated in the treatment of Urea Cycle Disorder, and the over-the-counter brand ESOTERICA®. For more information about Medicis, please visit the Company's website at www.medicis.com.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

NOTE: Full prescribing information for any Medicis prescription product is available by contacting the Company. In the USA, OMNICEF® is a registered trademark of Abbott Laboratories, Inc. under a license from Fujisawa Pharmaceutical Co., Ltd.; RESTYLANE® is a registered trademark of HA North American Sales AB, a subsidiary of Medicis Pharmaceutical Corporation ; Dysport® is a registered trademark of Ipsen ; Reloxin® is a registered trademark of Aesthetica, a subsidiary of Medicis Pharmaceutical Corporation. All other marks (or brands) and names are the property of Medicis or its Affiliates, except Dysport® which is a registered trademark of Ipsen Inc. in the USA.

For further information:
Medicis
Kara Stancell, Investor Relations and Corporate Communications
Tel. : + 1 602 808-3854

Ipsen
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com